Via Edgar and Overnight Mail	July 30, 2008

Mr. John P. Nolan, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PFF Bancorp, Inc.
Form 10-K for Fiscal Year Ended
March 31, 2008
Filed June 19, 2008
File No. 001-16845

Dear Mr. Nolan:

This letter sets forth the responses of PFF Bancorp, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 15, 2008 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 (the “2008 10-K”).

The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended March 31, 2008, filed June 19, 2008

Item 8.	Financial Statements and Supplementary Data, page 96

Note 6. Allowance for Loan Losses on Loans and Leases Receivable, page 117.

1.	We note that you provided a $322.6 million provision for loan loss during 2008, which includes $231.6 million in the three-months ended March 31, 2008, as compared to $9.7 million and $6.4 million for the years ended March 31, 2007 and 2006, respectively. Please tell us how you determined the adequacy of the allowance for all annual and quarterly periods in the last three years ended March 31, 2008 and including June 30, 2008. In your response, please address the following:

•	Fully explain your allowance for loan loss methodology, including any recent changes which have materially affected your provision for loan losses and respective allowance for loan losses.

Response:

The Company’s methodology for determining the appropriate level for its Allowance for Loan and Lease Losses (ALLL) is based on a comprehensive, systematic and consistently applied analysis of its loan portfolio. The Board of Directors has ultimate responsibility for oversight of this function, and reviews the ALLL policies and procedures annually (most recently in August 2007). The Company’s ALLL methodology is also reviewed by the Office of Thrift Supervision (the “OTS”) as part of its annual safety and soundness examination. Various components of the ALLL methodology are tested quarterly as part of the Company’s Sarbanes-Oxley Act (SOX) Compliance Program.

The ALLL process begins with a comprehensive loan grading system, which segments loans into eight separate risk grades, a brief description of each follows:

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The four “Pass” classification grades represent a level of credit quality, which ranges from no well-defined deficiency or weakness to some noted weakness, yet risk of default is expected to be remote.

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A “Special Mention” asset classification grade is determined to be an asset that does not currently expose us to a sufficient degree of risk to warrant an adverse classification, but does possess a correctable deficiency or potential weakness deserving management’s close attention.

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An asset classified “Substandard” grade is determined to have a well-defined weakness or weaknesses. They are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

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An asset classified with a “Doubtful” grade has all of the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Doubtful is considered to be a temporary classification until resolution of pending weakness issues enables the potential for loss to be more clearly evaluated.

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That portion of an asset classified with a “Loss” grade is considered uncollectible and of so little value that its continuance as an asset is not warranted. A Loss classification does not mean that an asset has absolutely no recovery or salvage value, but rather it is not reasonable to defer charging off all or that portion of the asset deemed uncollectible even though partial recovery may be effected in the future.

Loan grades are provided by loan originators and account officers at the time of initial underwriting and updated at least quarterly. Loan grades on all substandard and doubtful loans are reviewed and updated quarterly as necessary by the Company’s Internal Asset Review Department (IAR) to confirm existing grades and recommend grade changes as necessary. Loan grades on all special mention loans are reviewed and updated semiannually as necessary, and loan grades on the remainder of the portfolio are reviewed and updated on a sample basis based on various risk parameters pursuant to IAR policies and procedures. For the quarter ended March 31, 2008, based upon committed balances, 38% of total non-homogeneous loans were reviewed by IAR including 58% of the construction and land portfolio.

The level of the ALLL is calculated quarterly using a two-tiered approach in conformance with generally accepted accounting principles (GAAP) and regulatory guidelines. The Company prepares a quarterly Matrix Report that details the level of the ALLL needed for each quarter. Individual loans are reviewed by the account officers and IAR and then rated according to the risk grades mentioned above. If it is determined that a loan has any weaknesses, it is assessed pursuant to GAAP to determine if it is impaired. Loans that are found to be impaired are individually evaluated using Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” (SFAS 114). The impairment analysis may result in a determination of a partial loss, a full loss, or the need for a specific reserve, known as a Specific Valuation Allowance (SVA). The remaining portfolio is evaluated on a group basis using Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (SFAS 5), and results in a General Valuation Allowance (GVA). The GVA is determined by assigning a “loss factor” to homogeneous groups of loans based on a combination of historical performance, industry trends, and peer group comparisons. This portion of the methodology involves a quantitative component and a qualitative component. The quantitative portion is derived from loan loss histories at the institution and peer information. The qualitative component of the analysis includes factors such as changes in (a) lending policies and procedures, (b) charge-off and delinquency trends, (c) bank underwriting standards, (d) management experience, (e) credit concentrations, (f) general economic trends, and (g) model risk (risk that the design of the model will not capture all loans or GVA). The documentation of the ALLL process is prepared based upon the systematic methodology provided in Staff Accounting Bulletin 102 “Selected Loan Loss Allowance Methodology and Documentation Issues”.

In our opinion, the methodology used to determine the Company’s ALLL is consistent with GAAP. There have been no recent changes to the loan loss methodology which have materially affected the provision for loan and lease losses or the allowance for loan and lease losses.

•	For each loan category tell us which loans in your portfolio are separately and collectively evaluated for credit deterioration.

Response:

All loans in our portfolio are either separately or collectively evaluated for credit deterioration. Presented immediately below is a summary of each loan category, including the aggregate loan balances as of March 31, 2008, evaluated for credit deterioration either separately using SFAS 114 or collectively using SFAS 5.

Presented in the response to the question below is the methodology used to determine whether a loan will be separately or collectively evaluated.

	In Millions
Loan Type	Separately Evaluated SFAS 114	Collectively Evaluated SFAS 5	Total Loans
Single Family Residence 1-4	$42.1	$1,363.4	$1,405.5
Consumer	3.2	356.6	359.8
Multifamily	0	185.6	185.6
Commercial Real Estate	3.7	622.3	626.0
Construction and Land	935.6	407.2	1,342.8
Commercial	31.4	138.6	170.0
Total	1016.0	3,073.7	4,089.7

•	Tell us how you determined each element (i.e. specific, general, unallocated) of your allowance for loan losses.

Response:

Loans are first segmented into two pools, either the SFAS 114 pool which will be separately evaluated or the SFAS 5 pool which will be collectively evaluated, based upon internal reviews conducted by account officers and IAR to determine whether or not a loan is impaired. Those loans that are identified as impaired are analyzed using the methodology outlined in SFAS 114. Any shortfall in collateral value is directly charged-off (for troubled collateral dependent loans, abandoned loans, etc.), or reserved using an SVA.

The remaining portion of the loan portfolio is placed in the SFAS 5 pool. Loans in this pool are not individually reviewed but are grouped by common characteristics (such as loan grade, loan type, collateral type, location), with allowances allocated based on quantitative and qualitative factors. The SFAS 5 methodology segments the loan portfolio into over 100 separate loan categories and assigns a “loss factor” to each type. Management computes loss factors based on the following: (a) lending policies and procedures, (b) charge-off and delinquency trends, (c) bank underwriting standards, (d) management experience, (e) credit concentrations, (f) general economic trends, and (g) model risk; and draws principally from our institution’s historical loss experience (currently with a look-back period of 36 months) supplemented by economic studies, consulting analysis, peer group performance, and national loss trends (using FDIC charge off statistics).

The Company’s ALLL is comprised of the GVA, the SVA as determined above and does not include an “unallocated” portion.

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Tell us how the periodic provision and period ended allowance for loan losses reflects the incurred and inherent losses in the loan portfolio for each period. Please focus your discussion as it relates to each particular loan category.

Response:

All loan types are evaluated using the same process, which involves a qualitative and quantitative analysis as discussed in the preceding response. Loans that are identified as impaired are individually reviewed for impairment as noted above. SFAS 5 requires the accrual of a loss contingency when available information indicates it is probable that an asset has been impaired at the date of the financial statements and the loss can reasonably be estimated.

Incurred and inherent losses are inferred from the Company’s loan grading system. A loan that is graded Substandard has well defined weaknesses that jeopardize orderly repayment of the debt. While specific losses may not be assigned to each loan in a pool of loans, our loss experience tells us that the pool itself has a historical loss experience that the Company can assign to the pool in general. Thus, the losses are already incurred as of the reporting date, although the specific loss may not be identifiable as such.

As mentioned previously, the Company allocates loss factors to loans by loan grade and by loan type. Each loan category is assigned a loss factor based on a matrix calculated by management. Loss factors are developed using historical loss histories on each loan type. For example, for SFR 1-4 loans, the Company has a look-back period of 3 years and tracks losses over that period of time. For construction and commercial loans, the Company uses the same 3-year look-back period, but may adjust loss factors for qualitative characteristics peculiar to this loan type, such as higher concentration of risk. For each of the 8 separate loan categories the Company prepares a grid showing the assignment of loss factors based on quantitative and qualitative factors.

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Tell us in detail the triggering events that occurred during the three-months ended June 30, 2008 and March 31, 2008 and any other events from prior periods which resulted in the deterioration of your loan portfolio and required you to record a material provision during this time period.

Response:

The Company first noted deterioration in the Company’s loan portfolio in the quarter ending June 30, 2007. At that point, the Company recognized its first large loss provision in several years in the amount of $21.8 million. Each of the following quarters, through fiscal year-end March 31, 2008, showed a steady increase in problem credits as the result of the deteriorating market conditions in the Inland Empire region of Southern California. The sheer volume of loans downgraded to Substandard, Doubtful and Loss caused a significant increase in the amount of provision and related ALLL. Presented in the table below is a summary of criticized assets by quarter evidencing the steady increase in problem credits over the past fiscal year. Amounts are disbursed balances net of charge offs and SVAs.

Quarter	Special Mention	Substandard / Doubtful	Total Criticized Assets
	Dollars in millions
March 2007	$37.4	$51.5	$88.9
June 2007	46.0	202.5	248.5
September 2007	177.7	315.9	493.6
December 2007	287.5	416.0	703.5
March 2008	226.6	799.1	1,025.7

Eighty-eight percent of the Company’s classified loans are concentrated in the construction and land portfolio. These loans are short term in nature and construction delays and other problems can appear quickly in a declining market. During the quarter ended March 31, 2008, deterioration in the construction portfolio had accelerated as values of residential properties declined precipitously during the quarter. The Office of Federal Housing Enterprise Oversight Metropolitan Area House Price Index indicated a 6.80% decline in housing prices for the Riverside-San Bernardino-Ontario area for the fourth quarter of our fiscal year, ended March 31, 2008 compared to a 3.93% decline for the quarter ended December 31, 2007. The weakening housing market had a significant impact on the Company’s construction and land portfolio, as many home builders suffered a decline in housing demand, and struggled to meet their scheduled principal and interest payments due to slower attrition rates and declining values of the underlying collateral.

In a declining market, the Company orders updated appraisals on deteriorating properties and revalues collateral positions every six months. For March 31, 2008 reporting, sixty-four updated appraisal reports which were received during the quarter ended March 31, 2008, and early in the quarter ended June 30, 2008, identified additional declines in value that confirmed losses existing in the portfolio at March 31, 2008. These losses were included in the March 31, 2008 financial statements.

In summary, the deterioration in credit quality, primarily within the residential tract construction portfolio, resulted in the increase in provisions in the time periods specified and in increased loan loss provisions. The Company’s provisioning is a mechanical process and is driven by the loan grade. As a loan’s grade deteriorates, the amount of reserves increase based on higher loss factors.

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We note from page 116 that you have $594.6 million in impaired loans with no related specific allowance as of March 31, 2008. Please tell us the types of loans, underlying collateral, and any other information you deem necessary to support how you determined that no specific allowance was necessary.

Response:

As of March 31, 2008, $521 million or eighty-eight percent of impaired loans with no SVA were land and construction loans, and all were secured by real estate. All of these loans have partial charge-offs down to collateral value less selling costs at March 31, 2008. The remaining loans were either SFR 1-4 ($42 million) or commercial loans ($32 million). When a loan is secured by real estate, the Company estimates the amount of loss in an impaired loan by valuing the collateral, using updated appraisals. If the fair value of the collateral falls below the amount of our loan, the Company either charges off the difference or establishes a specific reserve. A troubled collateral dependant loan (TCDL) is a loan for which payment can only be expected from operations or sale of the collateral. The Company’s policy for TCDLs is to charge off the amount by which book value exceeds fair value. If a loan is not a TCDL then an SVA is recorded for the shortfall.

The Company established SVAs of $63.5 million against $181.0 million in impaired loans as shown in the table on page 116. The second column in the table shows $594.9 million in loans and leases without SVAs. Although this $594.9 million in credits did not have SVAs, they are shown net of charge-offs of $112.8 million. The charge-offs resulted from the Company’s impairment analysis and are comprised primarily of partial charge-offs on TCDLs. In addition the Company established $45.4 million in GVA against these loans. The Company established the GVA pending receipt of new appraisal reports needed to assess impairment. Also included is $48.5 million in loans which were analyzed under SFAS 114 and found to have no principal impairment.

2.	We also note your disclosure on page 18 which states that you implemented a number of new control procedures to ensure the timely identification and evaluation of problem loans. Please fully explain these new procedures, the reasons for the changes, and how these changes, which resulted in an increase in non-accrual loans and troubled debt restructures, were timely identified and reflected in the appropriate period.

Response:

Given the significant and protracted downturn in property values and the associated increase in problem loans, it was determined that our control environment required enhancements to ensure timely and complete identification and remediation of problem assets, including required reporting. The Company determined the existing control structure relied too heavily on the detective procedures performed by the IAR and therefore the Company implemented new procedures which require the respective loan departments to take a more proactive and preventative role in the timely identification of problem assets. These enhancements would have had no impact on the level of reserves in any prior period. The increase in non-accrual loans and TDRs is attributable to the rapid decline in the Inland Empire real estate market as well publicized. The new procedures implemented are as follows:

1.	The Internal Asset Review Department staff added two full-time loan review analysts, which increased the staff from five to seven. In addition, a consultant was added who has extensive regulatory credit review experience.

2.	The scope of the IAR reviews has been significantly expanded. During the fiscal year ended March 31, 2008, the IAR reviewed approximately 87 percent of the construction and land portfolios. The commercial business loan scope included 66 percent of the total portfolio. All classified loans continue to be reviewed on a quarterly basis.

3.	The Chief Risk Officer has been added as a non-voting member of the Company’s Management Loan Committee (MLC) and provides grading input upon origination of all loans presented to the committee, which includes all loans exceeding $1.0 million. All construction/land loan modifications exceeding $1.0 million are provided to IAR for grading reviews prior to submission to the MLC. Any Major Loan Extension on loans exceeding $1.0 million regardless of pre-approval conditions now requires MLC action. The extension form has been updated to include a matrix used in determining the grading. Some of the new information includes contingent liabilities of the guarantors and loans to one borrower amount(s). These enhancements provide for additional information useful for discussion regarding the extension and appropriateness of the grade.

4.	The reporting of the Chief Risk Officer has been changed from the Chief Operating Officer to the Company’s President/CEO in order to provide greater independence from the origination function.

5.	Training was provided to all account officers relative to their responsibilities for the timely grading of credits. The training was provided by the Company’s Chief Risk Officer and Credit Risk Officer and incorporated key risk factors (construction schedule, adequacy of funds and absorption of the product) to consider when grading loans.

6.	Meetings are held quarterly with the loan officer, Major Loan Manager and Chief Lending Officer to review and discuss each loan grade for all loans. An additional meeting is conducted with the account officer, Major Loan Manager, Internal Asset Review Manager and others from IAR to review and discuss all loan grades.

7.	The incentive plan for account officers/loan officers was changed to encourage prompt objective grade changes. The original plan provided for no incentive if reserves exceeded 1% of their portfolio. They can now receive 50% of the incentive even if new general or specific reserves exceed 5% of their loan portfolio.

8.	The Major Loan Department Change of Grade Report, which is submitted to the loan officer, Major Loan Manager, Chief Lending Officer and IAR when a change is determined necessary for all major construction loans, was updated to include a matrix to help evaluate risk characteristics and determine the appropriate grade. The form is signed by the loan officer, Major Loan Manger and was updated to include the Chief Lending Officer and the date forwarded to IAR.

9.	The Major Loan Department has weekly work out task force meetings to discuss problem or potential problem credits. Loan officers are encouraged to discuss any credits where weaknesses are starting to appear. The Major Loan Data Base memorializes action to be taken on these credits.

To further facilitate timely identification and inclusion in the appropriate period, in April 2008 management contracted with a third party (Unicon) to conduct a review of approximately 95 percent of the construction/loan portfolio. This review was completed in May 2008, and the results incorporated into our operating results for the quarter ended March 31, 2008.

3.	As a related matter, we note that you disclose in a risk factor on page 55 that you currently do not have a Chief Credit Officer, but that the addition of this position is currently under consideration. We also note that your independent auditors identified two material weaknesses relating to the policies and procedures surrounding the credit review function. Please tell us the procedures you have in place that would mitigate the risks of not having a Chief Credit Officer, the reasons why such a position does not currently exist, and what you are currently doing to remediate these material weaknesses.

Response:

Please refer to our response to question 2 above. To further mitigate the risk of not having a Chief Credit Officer, in addition to those new procedures listed above, the Chief Risk Officer has been added as a non-voting member of the Company’s Management Loan Committee and provides grading input upon origination of all loans presented to the committee, which includes all loans exceeding $1.0 million. Also, the reporting of the Chief Risk Officer has been changed from the Chief Operating Officer to the Company’s President/CEO in order to provide greater independence from the origination function. Based upon the above factors, management believes the control functions encompassed by the Chief Credit Officer position are in place and functioning effectively. On June 13, 2008, the Company entered into an agreement to merge with another financial institution, and until the merger is completed, the Company is not engaging in any significant lending activity, and all portfolio loans in excess of $250,000 are being reviewed by the merger partner, including their Chief Credit Officer. The Company would have considered creating the position of Chief Credit Officer however, the Company has made the determination to implement the above procedures during the pendency of the completion of the merger.

4.	We also note that during the three months ended March 31, 2008, Diversified Builder Services, Inc. (DBS) transferred loans from held for investment to held for sale which resulted in a $47.4 million charge-off and a $10.2 million lower of cost-or-market (LOCOM) adjustment. Please tell us the specific events that resulted in your decision to transfer these loans to held for sale and resulted in the material charge-off and LOCOM adjustment

Response:

Because of liquidity and regulatory pressures, to raise additional capital, on February 28, 2008, the Company’s management made a business decision to sell the entire DBS loan portfolio, and therefore the portfolio was classified as held for sale, although these loans were not initially originated with the intent to sell. At the time of reclassification, the majority of these loans were performing Upon transfer to the held for sale account, any reduction in the loan’s value is reflected as a write-down of the recorded investment to the lower of original cost or market resulting in a new cost basis with a corresponding reduction in the allowance for loan and lease losses. Since there was no quoted market price available, fair value at February 28, 2008 was determined by a proposed purchase agreement with a third party in the amount of $35 million (less loan pay downs from January 1, 2008). The charge-off at February 28, 2008 was charged to the allowance for loan and lease losses.

In early March 2008, $8.5 million in contractual balance of loans were sold at a price of $4 million for a realization rate of 47%. The loans were comprised of unsecured, 2nd Trust Deed (TD) and 1st TD land loans. At the end of March 2008, an additional $54.7 million in loans were sold at a price of $13.3 million for a realization rate of 24%. These loans were also comprised of unsecured, 2nd TD and 1st TD land loans.

At March 31, 2008 there were five loans remaining at DBS as held for sale with a total outstanding balance of $13 million. Management believes that the remaining five loans are similar in nature to the loans that were sold at the end of March 2008. These loans were originated at DBS and are comprised of both unsecured and 1st TD land loans. As there is no readily available quoted market price for these loans, management believes that the sale of loans by DBS in late March 2008 with a 24% realization rate is the best indicator of market value at March 31, 2008. Market adjustments of $10.2 million were recorded during March 2008 as LOCOM adjustments and reported as a component of non-interest income in the Company’s Statement of Earnings for the Year Ended March 31, 2008.

The Company acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	it may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please do not hesitate to call the undersigned at (909) 941-5426.

Sincerely,

/s/ Gregory C. Talbott
Gregory C. Talbott Senior Executive Vice President Chief Operating Officer/Chief Financial Officer

cc:	Gregory Dundas, Securities and Exchange Commission, Division of Corporation Finance
Mark Webb, Securities and Exchange Commission, Division of Corporation Finance
Bob Golish, General Counsel of PFF Bancorp, Inc.
V. Gerard Comizio, Paul, Hastings, Janofsky & Walker LLP
Ann Lawrence, Paul, Hastings, Janofsky & Walker LLP
John Donovan, KPMG LLP